EXHIBIT H

PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

June __, 1999

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _____________, 1999, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


                                   * * * * * *

WISCONSIN POWER & LIGHT COMPANY, ET AL.      (70-[____])
--------------------------------------

         Wisconsin Power & Light Company ("WP&L"), 222 West Washington Avenue, Madison, Wisconsin 53703, IES Utilities Inc. ("IES"), Alliant Tower, 200 First Street S.E., Cedar Rapids, Iowa 52401, and Interstate Power Company ("IPC"), 1000 Main Street, Dubuque, Iowa 52004 have filed an application or declaration pursuant to Sections 9, 10 12(f) and 13(b) of the Act and Rules 43, 54 and 90 - 92 thereunder. WP&L, IES and IPC (collectively, the "Applicants"), are public-utility subsidiaries of Alliant Energy Corporation ("Alliant") (formerly

Interstate Energy Corporation), a registered holding company.1 Together, the Applicants provide public-utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

         The Applicants own all or a portion of 29 coal-fired electric generating units located at 12 different power station sites. The Applicants state that the majority of the coal burned in their coal-fired power plants originates in Wyoming and Montana and is transported to Iowa and Wisconsin by rail. In order to transport coal to certain of their plants, WP&L, IES and IPC have each acquired, by lease or purchase, a fleet of railroad coal cars. Currently, WP&L leases 1,210 rail cars and owns another 89, IES leases 540 rail cars and owns another 365, and IPC leases 240 rail cars and owns (but is in the process of selling) another 106, for a total of 2,550 rail cars. WP&L's cars are used to make coal deliveries to its Columbia and Edgewater power stations in Wisconsin, both of which are jointly-owned with unaffiliated utilities. IES's cars are used to make deliveries to its Prairie Creek, Sutherland, Sixth Street and Ottumwa generating stations in Iowa. The Ottumwa plant is jointly-owned with an unaffiliated utility. IPC's cars are used to make deliveries to a transloading facility for barge movement to its Lansing and Kapp power stations in Iowa. In those cases in which the train sets are dedicated to serve power plants that are jointly-owned with unaffiliated utilities, the plant operating agreements provide that the owners shall be jointly and severally obligated under the lease agreement.

         It is stated that, under normal operations, unit trains are used to move coal from the coal mine source to a particular power plant, or, for power plants with barge delivery capability, to a rail-to-barge transloading facility. In general, a unit train set is dedicated to a given power plant and will, on a continuous basis, cycle between the mines and that power plant. This pattern does vary on an occasional basis when inventory levels are adequate or an extended outage occurs at a particular power plant. During such periods, the cars in a unit train serving that plant will either be placed in a shop for maintenance, put into service at another power plant owned by the utility which owns or leases the equipment, or utilized by another affiliated utility. On occasion, if no opportunity for internal use exists, the train set may be subleased to another, unaffiliated, utility or to a railroad for short periods.

         For several reasons, the size of the Applicants' rail car fleet will need to be increased over time in order to meet the coal delivery demands of Applicants' generating plants. Based on current projections for growth in megawatt hour production for the various facilities and the source of coal, the Applicants believe that up to ten additional train sets (up to 1,200 rail cars) will need to be placed into service over the next five years. With the lead time required for the manufacture of new equipment and the staggered length of terms on existing leases, it is also envisioned that there will be periods of time when the Applicants will have rail cars under their management that may exceed their respective core needs at the generating stations.

--------
  1  See WPL Holdings, Inc., et al., 66 SEC Docket 2256 (April 14, 1998).

         Accordingly, to the extent that such approval is required, the Applicants request authorization to lease or purchase in one or more transactions from time to time through December 31, 2003, up to 1,200 additional rail cars (10 unit train sets) for the general purpose of transporting coal to their respective power plants. It is estimated that the aggregate cost (lessor's cost in the case of leased cars) of these rail cars, in 1999 dollars, will not exceed $23.5 million in the case of WP&L, $43.5 million in the case of IES, and $7 million in the case of IPC. The Applicants request the flexibility to lease or purchase the additional rail cars on terms and conditions to be negotiated at a later date. The Applicants represent that the capacity of their rail car fleet to move coal will not exceed 150% of the core needs of the utility.

         Applicants also state that, because of the similarity of rail car equipment used at some of their generating stations and the common sourcing of the coal supply, it is possible to switch or substitute rail cars dedicated to one power plant to another power plant. This flexibility has created a synergy between the Applicants that allows them to maximize their utilization of rail equipment and to minimize coal inventories maintained at each of their power plants. The subleasing of unit trains between the Applicants is done on either an average cost basis, or at "market based rates." The "market based rates" concept is utilized because, as indicated above, some of the existing joint plant operating agreements require that, when the equipment is not utilized at the plant, it be leased to others at market based rates.

         To the extent required, the Applicants seek approval for a continuation of this joint use and sharing of rail car equipment and for pricing the use of rail cars on an average cost basis, except in those cases in which a joint power plant agreement between an Applicant and an unaffiliated utility requires market-based pricing. Average cost means, as applied to leased rail cars, the annual average lease cost plus maintenance cost, and, as applied to rail cars that are purchased, a rate based on the annual carrying cost determined in accordance with the methodology used by the State public service commission having jurisdiction over the retail rates of a particular Applicant, plus maintenance. The annual average lease cost will also include an allocated portion of the estimated cost of scheduled major maintenance activities associated with the leased cars.

         In addition, to the extent required, the Applicants seek approval to continue the current practice of leasing or subleasing rail cars to third parties, including other utilities or railroads, during periods in which such cars are not being utilized by any of the Applicants. Applicants state that they do not envision that such third-party usage will become routine. Rather, it is anticipated that such third-party usage would be for relatively short periods and would be the result of operational factors, such as, for example, an extended outage at a particular power plant or shut-down of or other disruption affecting a particular coal mine. Any revenues from third parties will be paid to the owner or lessee of the cars affected and applied as a reduction to the cost of fuel.

         The Applicants request an exemption from the "at cost" standard of
Section 13(b) of the Act as applicable to subleases of rail cars to each other in those cases in which specific cars are dedicated to a power plant that is jointly-owned with unaffiliated third parties and subject to a station operating agreement under the terms of which unutilized rail cars must be subleased at "market based rates." In all other cases, subleases of rail cars among the Applicants will be at average cost.

         The subleasing of rail cars by WP&L to either of the other Applicants and by either of the other Applicants to WP&L is subject to the jurisdiction of the Wisconsin Public Service Commission.